

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2020

Scott Tarriff
Chairman of the Board
Ziopharm Oncology, Inc.
One First Avenue, Parris Building
34, Navy Yard Plaza, Third Floor
Boston, Massachusetts 02129

> **Re:** **Ziopharm Oncology, Inc.**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on October 21, 2020 by Ziopharm Oncology, Inc.**
> **File No. 001-33038**

Dear Mr. Tarriff,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the consent revocation statement and/or by providing the information requested. After reviewing any amendment and/or any information provided in reply to our comments, we may have additional comments. If you believe a comment is inapplicable to your facts and circumstances, and/or do not believe an amendment is required, please tell us why in a written response.

Preliminary Proxy Statement filed on Schedule 14A

Cost and Method of this Consent Revocation Solicitation, page 10

1. The disclosure regarding costs excludes any expenses incurred as the result of any litigation relating to the solicitation. Instruction 1 to Item 4(b) of Schedule 14A, however, requires that the registrant include litigation expenditures incidental to the solicitation except the amount normally expended for such a solicitation. Please revise to remove the implication that the registrant is lawfully permitted to exclude all litigation costs.

Information about the Current Directors of the Company, page 11

2. Please advise us, with a view toward revised disclosure, whether or not the registrant has confirmed that each of the directors named is a bona fide nominee within the meaning of Rule 14d-4(d)(1) and (d)(4). To the extent the registrant has not so confirmed, please provide us with a brief legal analysis addressing the applicability of these provisions to the registrant's solicitation of consent revocations.

Security Ownership of Certain Beneficial Owners and Management, page 19

3. Footnote numbers 1-3 use the formulation "may be deemed" when in it appears that the parties identified as only potentially being considered as beneficial owners are in fact beneficial owners as determined under Rule 13d-3(a). Please revise or advise.

Form of Consent

4. Please refer to the disclosure in bold typeface that indicates security holders "not be deemed to have revoked" and "treating as having revoked its consent…" Identical or similar language appears within the consent revocation statement. Please revise this disclosure, as well as that within the consent revocation statement, to conform to the standards set forth in Rule 14a-4(b) of Regulation 14A, or advise.

     We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact me at (202) 551-3266 with any questions.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers & Acquisitions

  cc: Kai H.E. Liekefett, Esq.